United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                      SEC File No.:  001-15511
                                                      CUSIP No.:  693677106

                           NOTIFICATION OF LATE FILING

(Check One):       __ Form 10-K and Form 10-KSB; __ Form 20-F;
                   __ Form 11-K; _X_ Form 10-Q and Form 10-QSB; __ Form N-SAR


              For Period Ended:  November 30, 2003

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended:
                                                -------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                             PYR Energy Corporation
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                             Full Name of Registrant

                                Mar Ventures Inc.
               --------------------------------------------------
                            Former Name if Applicable

                            1675 Broadway, Suite 2450
                                Denver, CO 80202
               --------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to audit partner rotation requirements, the Registrant is required to engage new independent auditors. Additional time is required for the new auditors to review the Registrant's Quarterly Report. As a result, the Registrant's Quarterly Report on Form 10-QSB for the quarter ended November 30, 2003 cannot be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    D. Scott Singdahlsen                  (303)                   825-3748
    --------------------                  -----                   --------
          (Name)                      (Area Code)            (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

X  Yes __ No

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


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  X   Yes  ___ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the Registrant's Quarterly Report, except that: (i) the Registrant recorded no impairment expense in the quarter ended November 30, 2003 and recorded an impairment expense of approximately $477,000 in the quarter ended November 30, 2002; and (ii) the Registrant's general and administrative expense decreased by approximately $75,000, due to the departure of several employees.


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                             PYR ENERGY CORPORATION
                             ----------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January 13, 2004               By: /s/  D. Scott Singdahlsen
                                         --------------------------------------
                                          D. Scott Singdahlsen
                                          Chief Executive Officer

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